[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

November 7, 2023

Kimberly Browning

Megan Miller

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NXG Cushing Midstream Energy Fund –
Pre-Effective Amendment No. 2 to Registration Statement
on Form N-2 (File No. 333-273954)

Dear Ms. Browning and Ms. Miller:

We are in receipt of the telephonic comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding Pre-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement on Form N-2 (the “Registration Statement”) of NXG Cushing Midstream Energy Fund (the “Fund”) that was filed with the SEC on October 26, 2023.

The Fund has considered your comments and authorized us to make on its behalf the responses discussed below. For ease of reference, your comments are set forth below in bold font and are followed by the corresponding response.

Changes to disclosure referenced below will be reflected in the definitive Prospectus and SAI for the Fund which will be filed pursuant to Rule 424.

Capitalized terms not otherwise defined in this response letter have the meaning given to them in the Registration Statement.

1.	With respect to the Fund’s response regarding clarifying industry and sector with respect to the Fund’s investment policies and investment restriction regarding industry concentration, the Staff does not necessarily agree with the Fund’s approach, but will not be commenting further at this time.

The Fund acknowledges the Staff’s position.

2.	In the Fund’s investment restriction regarding industry concentration, the Fund states that it will concentrate “in normal circumstances.” Delete “in normal circumstances” or explain how you would clarify the meaning of this language.

In the Prospectus, the Fund discloses that “When adverse market, economic, political or other conditions dictate a more defensive investment strategy, the Fund may, on a temporary basis, hold cash or invest a portion or all of its assets in money-market instruments, including obligations of the U.S. government, its agencies or instrumentalities, other high-quality debt securities, including prime commercial paper, repurchase agreements and bank obligations, such as bankers’ acceptances and certificates of deposit.” The language in the concentration restriction was intended to capture such times when the Fund may be invested in cash or other short-term defensive investments.

The Fund will revise the final paragraph under the heading “Investment Restrictions” in the SAI as follows:

“With respect to investment restriction #2 above:~~, in normal circumstances,~~

•	the Fund invests more than 25% of its assets (which for purposes of such limitation means the total assets of the Fund) in issuers in the natural resources industry, which for purposes of investment restriction #2 includes the industry or group of related industries that make up the natural resources sector. Midstream energy companies, including MLPs, in which the Fund invests ~~typically~~ operate in the industry or group of related industries that make up the natural resources sector;

•	‘normal circumstances’ as used in investment restriction #2 above means all times except for when adverse market, economic, political or other conditions dictate a more defensive investment strategy, during which the Fund may, on a temporary basis, hold cash or invest a portion or all of its assets in money-market instruments, including obligations of the U.S. government, its agencies or instrumentalities, and other high-quality debt securities.”

3.	In the final paragraph under the heading “Investment Restrictions” in the SAI, delete the word “typically.”

The Fund will revise the disclosure as requested.

4.	Under “Management of the Fund—Board of Trustees” in the SAI add a heading to the chart for Independent Trustees.

The Fund will revise the chart as requested.

5.	Revise the first sentence on the inside front cover page to eliminate the run on sentence.

The Fund will revise the first sentence on the inside front cover page to state that:

“The Fund invests in equity and debt securities of U.S. and non-U.S. midstream energy companies~~, and invests in U.S. and non-U.S. securities and in issuers~~ of any market capitalization size.”

6	With respect to the presentation of footnote 5 to the Summary of Fund Expenses table, the Staff does not necessarily agree with the Fund’s approach, but will not be commenting further at this time.

The Fund acknowledges the Staff’s position.

Additionally, the Fund confirms that, while the formatting does not appear as such in the EDGAR filing of the Amendment, in the typeset final prospectus footnote 5 (including the tabular information contained therein) will be presented in the same font as the rest of the footnotes, which is a smaller font than the fee table, and the tabular information contained in footnote 5 will be indented so as to make it clear that it is a part of the footnote.

7	With respect to Response #14 in the Fund’s prior response letter dated October 26, 2023, please advise whether the Fund’s governing documents define a fiduciary duty.

The Fund’s governing documents do not specify any fiduciary duty standard and therefore do not expand, restrict or eliminate the fiduciary duties applicable with respect to a Delaware statutory trust under Delaware statutory trust law.

8.	With respect to the Control Share Statute, please disclose whether the Board has determined whether the provisions of such statute are in best interests of the Fund and is shareholders.

The Fund will revise disclosure in the fifth and sixth paragraphs under the heading “Certain Provisions of Delaware Law, the Declaration of Trust and By-Laws—Delaware Control Share Statute” in the Prospectus as follows:

“Alternatively, the Board of Trustees is permitted, but not obligated, to exempt specific acquisitions or classes of acquisitions of control shares, either in advance or retroactively. ~~As of the date hereof, t~~The Board of Trustees has considered the Control Share Statute. As of the date hereof, the Board of Trustees has not received notice of the occurrence of a control share acquisition nor has been requested to exempt any acquisition. Therefore, the Board has not determined whether the application of Control Share Statute to an acquisition of Fund shares is in the best interest of the Fund and its shareholders and has not exempted, and has no present intention to exempt, any acquisition or class of acquisitions. ~~The Fund should not be viewed as a vehicle for trading purposes. It is designed primarily for risk-tolerant long-term investors.~~ If the Board of Trustees receives a notice of a control share acquisition and/or a request to exempt any acquisition, it will consider whether the application of the Control Share Statute or the granting of such an exemption would be in the best interest of the Fund and its shareholders. The Fund should not be viewed as a vehicle for trading purposes. It is designed primarily for risk-tolerant long-term investors.”

9.	Please confirm that the undertaking required by Item 34.6 of Form N-2 is applicable to the Fund and the Fund makes such undertaking.

The Fund confirms that the Item 34.6 is applicable to the Fund. The Fund notes that in the Amendment the undertaking required by Item 34.6 was included under Item 30 and Item 34.6 was inadvertently marked as “Not Applicable.”

The Fund herby undertakes, for purposes of Item 34.6 that:

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Fund will revise Item 34.6 accordingly in any future filings.

Accounting Comments

10.	In the Summary of Fund Expenses table, the line items sum to 4.26%. However, the total annual expenses are shown as 4.25%. Please revise to eliminate the discrepancy.

The Fund confirms that the discrepancy resulted from a rounding error. The Total annual expenses line item will be changed to 4.26%. See the revised Summary of Fund Expenses table included as Appendix A hereto.

11.	In footnote 5 to the Summary of Fund expenses table, the line items sum to 4.26%. However, the total annual expenses are shown as 4.25%. Please revise to eliminate the discrepancy.

The Fund confirms that the discrepancy resulted from a rounding error. The Total annual expenses line item will be changed to 4.26% and the Total annual expenses after waiver will be changed to 4.01%. See the revised Summary of Fund Expenses table included as Appendix A hereto.

12.	We note that the internal footnotes within footnote 5 to the Summary of Fund expenses table do not align with the rest of the footnotes.

The Summary of Fund expenses table, including footnote 5, will be revised to correct the footnotes. See the revised Summary of Fund Expenses table included as Appendix A hereto.

* * * * *

Please telephone me at 312-407-0641 with any questions or comments you may have.

Sincerely,

/s/ Kevin Hardy

cc:	NXG Cushing Midstream Energy Fund

John Musgrave

Blake Nelson

Jeff Engelsman

Appendix A

SUMMARY OF FUND EXPENSES

The following table contains information about the costs and expenses that Common Shareholders will bear directly or indirectly. The table is based on the capital structure of the Fund as of May 31, 2023 (except as noted below). The purpose of the table and the example below is to help you understand the fees and expenses that you, as a holder of Common Shares, would bear directly or indirectly.

Shareholder transaction expenses
Sales load (as a percentage of estimated offering price)	-%(1)
Offering expenses borne by the Fund (as a percentage of estimated offering price)	-%(1)
Dividend reinvestment plan fees (per transaction sales fee)	$15.00(2)
Annual Expenses	Percentage of Net Assets Attributable to Common Shares(3)
Management fees(4)(5)	1.52%
Interest payments on borrowed funds(6)	1.08%
Other expenses(7)	1.66%
Total annual expenses~~(8)~~(5)	~~4.25~~4.26%

(1)	If Common Shares to which this Prospectus relates are sold to or through underwriters, the Prospectus Supplement will set forth any applicable sales load and the estimated offering expenses borne by the Fund.

(2)	There will be no brokerage charges with respect to Common Shares issued directly by the Fund. However, each participant will pay a pro rata share of brokerage commissions incurred in connection with open-market purchases. In addition, participants who request a sale of shares through the Plan Agent are subject to a $15.00 per transaction sales fee and pay a brokerage commission of $0.12 per share sold. The Fund’s transfer agent serves as Plan Agent. Fees paid by the Fund to the transfer agent are included in “Other Expenses” below, which are ultimately borne by common shareholders. For additional information, see “Distribution Reinvestment Plan.”

(3)	Based upon net assets attributable to common shares as of May 31, 2023.

(4)	The Fund pays the Investment Adviser an annual fee, payable monthly, in an amount equal to 1.25% of the Fund’s average weekly Managed Assets. The fee shown above is based upon outstanding leverage of 15% of the Fund’s Managed Assets (or 17% of the Fund’s net assets attributable to common shares). If leverage of more than 15% of the Fund’s Managed Assets (or 17% of the Fund’s net assets attributable to common shares) is used, the management fees, as a percentage of net assets attributable to common shares would be higher than as shown above.

(5)	The Investment Adviser has contractually agreed to waive a portion of the management fee in the amount equal to 0.25% of the Fund’s Managed Assets through February 1, 2024. The Fund’s annual expenses after giving effect to such management fee waiver are:

Annual Expenses	Percentage of Net Assets Attributable to Common Shares(3)
Management fees~~(3)~~(4)	1.52%
Interest payments on borrowed funds~~(5)~~(6)	1.08%
Other expenses~~(6)~~(7)	1.66%
Total annual expenses~~(4)~~	~~4.25~~4.26%
Fee Waiver	(0.25)%
Total annual expenses after fee waiver	~~4.00~~4.01%

(6)	Based upon the Fund’s outstanding borrowings as of May 31, 2023 of $13.315 million and the interest rate as of May 31, 2023, of 6.19%.

(7)	“Other expenses” are estimated based upon those incurred during the fiscal period ended November 30, 2022. Other expenses do not include expense related to realized or unrealized investment gains or losses. See “Management of the Fund—Fund Expenses.”